Exhibit 21.1
Subsidiaries of Registrant

Name	Percentage Ownership	State or Country of Organization
BFLY Operations, Inc.	100%	Delaware
Butterfly Network Limited	100%	England & Wales
Butterfly Network GmbH	100%	Germany
Butterfly Network Australia PTY Ltd	100%	New South Wales
Butterfly Network Netherlands B.V.	100%	The Netherlands
Butterfly Network Taiwan Corporation	100%	The People’s Republic of China
Octiv LLC	100%	Delaware